

September 15, 2011

<u>Via E-mail</u>
Mr. J. R. Brian Hanna
Chief Financial Officer
Advanced Environmental Recycling Technologies, Inc.
914 North Jefferson Street
Springdale, Arkansas 72764

      RE: Advanced Environmental Recycling Technologies, Inc.
              Form 10-K for Fiscal Year ended December 31, 2010
              Filed March 31, 2011
              Form 10-Q for Fiscal Period ended June 30, 2011
              Filed August 8, 2011
              File No. 1-10367

Dear Mr. Hanna:

We have reviewed your response letter dated August 24, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for Fiscal Period ended June 30, 2011</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

<u>Note 6 – Earnings Per Share</u>

2. We note your response to prior comment 9. You determined that the Series E Convertible Preferred Stock are participating securities and accordingly the two-class method of

computing earnings per share should be used. Your response indicates that you did not use the two-class method to determine the earnings per share amounts for the six months ended June 30, 2011 as reported in your Form 10-Q. In this regard, please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N in determining that you do not need to restate your financial statements for the six months ended June 30, 2011. Please also tell us what impact these errors had on your previous conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting.

Note 7 – Debt and Note 8 – Recapitalization

3. We note your response to prior comment 10. For your line of credit facility, please disclose the specific terms of any material debt covenants with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to U.S. GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at
http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please show us in your supplemental response what the revisions will look like

4. We note your response to prior comment 11. Please tell us what consideration you gave to ASC 815-40-15 in accounting for the anti-dilution adjustments which will be made in the event that you:
   - make changes to the terms of outstanding options, warrants, or convertible securities (including those that were outstanding as of March 18, 2011, the original issue date of the Series E Preferred Stock) and that would result in a dilutive effect on the Series E Preferred Stock; and
   - take any action that would result in the dilution of the Series E Preferred Stock but is not specifically provided for in the Series E Preferred Stock certificate of designations (including granting of stock appreciation rights, phantom stock rights or other rights with equity features).

Liquidity and Capital Resources

5. We note your response to prior comment 12. It is not clear what additional disclosures you intend to include in future filings. As previously requested, please disclose how you intend to cure this default or repay the amounts due under this facility after November 30, 2011. Please also disclose the potential impact on your liquidity and capital resources of not being able to comply with these covenants and obtain waivers of compliance in the future. Please show us in your supplemental response what the revisions will look like

6. We note your response to prior comment 13. It is not clear what additional disclosures you intend to provide in future filings. As previously requested, please expand your disclosures

to provide a comprehensive discussion of your liquidity and capital resources. Your discussion should include the following:

- Your consideration of whether you believe that your sources of cash will be sufficient to meet your cash and liquidity requirements over the next twelve months;
- Please address what consideration you gave to your working capital deficit at December 31, 2010 and June 30, 2011, cash used rather than provided by operating activities for the six months ended June 30, 2011, and repeated operating losses for the year ended December 31, 2009, the year ended December 31, 2010, and the six months ended June 30, 2011 in determining whether your sources of cash will be sufficient;
- Please identify and separately describe internal and external sources of liquidity. Please disclose any material unused sources of liquid assets;
- Please discuss any significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources; and
- Please discuss any known trends, demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way or that will impact your capital resources.

Refer to Items 303(a)(1) and (2) of Regulation S-K. Please show us in your supplemental response what the revisions will look like

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Nudrat Salik
   for
John Hartz
Senior Assistant Chief Accountant